UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 12)


                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

 Transaction Valuation*                                Amount of Filing Fee**
     $36,299,250                                            $4,599.12

---------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares originally sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


  Amount Previously Paid: $4,599.12        Filing Party: LOLA BROWN TRUST NO. 1B
                                                     ERNEST HOREJSI TRUST NO. 1B

Form or Registration Number: Schedule TO-T        Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization     Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 463,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)         11.53%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)   OO

                                AMENDMENT NO. 12
                                       TO
                                   SCHEDULE TO


This Amendment No. 12 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004 by the Trust together with the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 26, 2004, Amendment No. 5 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated November 5, 2004, Amendment No. 6 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated January 25, 2005, Amendment No. 7 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated May 24, 2005, Amendment No. 8 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated September 13, 2005, Amendment No. 9 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated January 3, 2006, Amendment No. 10 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated April 25, 2006 and Amendment No. 11 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated August 14, 2006 (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trust to purchase up to 1,620,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Supplement No. 5 dated December 8, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Fifth Supplement"), the Supplement No. 4 dated August 14, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Fourth Supplement"), the Supplement No. 3 dated April 25, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Third Supplement"), the Supplement No. 2 dated January 3, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended (the "Second Supplement"), the Supplement dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005 (the "First Supplement"), the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Restated Offer to Purchase") and in the related letter of transmittal (which, together with the Fifth Supplement, Fourth Supplement, the Third Supplement, the Second Supplement, the First Supplement, the Restated Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Fourth Supplement, Third Supplement, the Second Supplement, the First Supplement, the Restated Offer to Purchase and the letter of transmittal are attached as Exhibits
(a)(49),  (a)(45), (a)(41),  (a)(37), (a)(32) and (a)(2),  respectively,  to the
Original  Schedule  TO. A copy of the Fifth  Supplement  is  attached as Exhibit
(a)(53) hereto.

Items 1 through 9 and 11 of the Original Schedule TO are hereby amended by expressly incorporating by reference the information in the Fifth Supplement, and Item 12 is hereby amended by the information set forth below with respect to that item.

Item 10. Financial Statements.

     Financial information regarding the Trust is set forth on the pages numbered F-1 to F-2 hereto.

Item 12. Exhibits.

     The following Exhibits are added:

     Exhibit   Description

       (a)(53) Supplement No. 5 dated December 8, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended.

          (54) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (55) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (56) Press release issued December 8, 2006.

                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

                                                                    BALANCE SHEET
                                                                     (unaudited)

                                                                 As of September 30,
                                                       -----------------------------------------
                                                       ------------------ -- -------------------
                                                             2006                   2005
                                                       ------------------    -------------------
ASSETS
      Current Assets
           Cash                                              $103,037.25            $121,085.29
           Other Current Assets                             5,999,730.45          11,953,442.00
                                                       ------------------    -------------------
      Total Current Assets                                  6,102,767.70          12,074,527.29
      Fixed Assets                                          8,729,932.84             499,109.84
      Other Assets                                        481,590,326.87         426,783,876.82
                                                       ------------------    -------------------
TOTAL ASSETS                                             $496,423,027.41        $439,357,513.95
                                                       ==================    ===================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                              (625,531.40)               1,213.92
                                                       ------------------    -------------------
      Total Liabilities                                     (625,531.40)               1,213.92
      Equity                                              497,048,558.81         439,356,300.03
                                                       ------------------    -------------------
TOTAL LIABILITIES & EQUITY                               $496,423,027.41        $439,357,513.95
                                                       ==================    ===================



                                                                    PROFIT & LOSS
                                                                     (unaudited)

                                                           Nine Months ended September 30,
                                                       -----------------------------------------
                                                       ------------------    -------------------
                                                             2006                   2005
                                                       ------------------    -------------------
INCOME
          Capital Gains                                    $2,733,509.19            $324,893.79
          Dividend Income                                     486,146.52             304,068.63
          Interest Income                                   1,645,794.34           1,186,358.29
          Other Income                                              2.04                     --
                                                       ------------------    -------------------
TOTAL INCOME                                                4,865,452.09           1,815,320.71
EXPENSE
          Interest Expense                                     19,927.43               1,833.10
          Investment Expense                                  184,453.38             733,859.59
          Tax Expense                                       3,612,126.00          15,355,953.57
          Other Expense                                       145,361.76             161,968.96
                                                       ------------------    -------------------
TOTAL EXPENSE                                               3,961,868.57          16,253,615.22
                                                       ------------------    -------------------
NET INCOME (LOSS)                                            $903,583.52       $(14,438,294.51)
                                                       ==================    ===================



                                                                BALANCE SHEET
                                                                  (unaudited)
                                                              as of December 31,
                                                         2005                    2004
                                                 ---------------------    --------------------
ASSETS
      Current Assets
           Cash                                        $    1,312,252            $     72,387
           Other Current Assets                            16,219,323              74,610,053
                                                 ---------------------    --------------------
      Total Current Assets                                 17,531,575              74,682,440
      Fixed Assets                                          8,428,908                 189,110
      Other Assets                                        443,912,648             408,551,115
                                                 ---------------------    --------------------
TOTAL ASSETS                                              469,873,132             483,422,664
                                                 =====================    ====================
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                                     --                 104,461
                                                 ---------------------    --------------------
      Total Liabilities                                            --                 104,461
      Equity                                              469,873,132             483,318,203
                                                 ---------------------    --------------------
TOTAL LIABILITIES & EQUITY                            $   469,873,132     $       483,422,664
                                                 =====================    ====================



                                                                PROFIT & LOSS
                                                                 (unaudited)
                                                           Year ended December 31,
                                                         2005                    2004
                                                 ---------------------    --------------------
INCOME
          Capital Gains                                $    1,618,912          $   94,595,918
          Dividend Income                                  11,002,021              12,413,717
          Interest Income                                   1,771,327               1,069,928
          Investment Income                                   412,845                 381,677
          Other Income                                          3,349                      --
                                                 ---------------------    --------------------
TOTAL INCOME                                               14,808,454             108,461,240
EXPENSE
          Interest Expense                                     25,321                 435,690
          Investment Expense                                  733,860                 161,512
          Tax Expense                                      15,372,713               3,612,979
          Other Expense                                       394,551                 763,680
                                                 ---------------------    --------------------
TOTAL EXPENSE                                              16,526,444               4,973,862
                                                 ---------------------    --------------------
NET INCOME  (LOSS)                                    $   (1,717,990)             103,487,378
                                                 =====================    ====================



                                        Ratio of Earnings to Fixed Charges
                                                   (unaudited)
                                                                           As of:
                                             September 30, 2006          December 31, 2005       December 31, 2004

Net Income (Loss)                                      903,583.52          $(1,717,990.00)         $103,487,378.00
     Interest expense                                   19,927.43               $25,321.00             $435,691.00
Ratio of Earnings to fixed charges                         46.34x                 (66.85)x                 238.52x
Deficiency Amount                                                            $1,743,331.00


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006

                                   Lola Brown Trust No. 1B
                                   /s/    Stephen C. Miller
                                   By: ___________________________________
                                   Name: Stephen C. Miller
                                   Title: Vice President of Badlands Trust
                                   Company, trustee of the Lola Brown Trust
                                   No. 1B

                                  EXHIBIT INDEX


        Exhibit      Description
           (a) (1) Offer to Purchase, dated September 10, 2004.*

               (2)  Letter of Transmittal.*

               (3)  Notice of Guaranteed Delivery.*

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.*

               (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.*

               (9)  Copy of Complaint dated September 23, 2004.*

               (10) Letter dated  September  14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.*

               (11) Letter  dated  September  16,  2004  from the  Trusts to the special committee of the board of directors of NRL.*

               (12) Press release issued October 1, 2004.*

               (13) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (14) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (15) Press release issued October 7, 2004.*

               (16) Copy of Counter-Claims dated October 7, 2004.*

               (17) Supplement  No. 2 dated  October  14,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (18) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (19) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (20) Press release issued October 14, 2004.*

               (21) Supplement  No. 3 dated  October  26,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (22) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (23) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (24) Press release issued October 26, 2004.*

               (25) Memorandum  Opinion  dated  October  22,  2004 issued by the
                    United States District Court for the District of Maryland.*

               (26) Declaratory  Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.*

               (27) Supplement  No. 4 dated  January  25,  2005  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (28) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (29) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (30) Press release issued January 25, 2005.*

               (31) Letter from  Stewart R. Horejsi to the Board of Directors of
                    Neuberger   Berman  Real  Estate  Income  Fund  Inc.   dated
                    September 9, 2004.*

               (32) Amended and  Restated  Offer to Purchase  dated May 24, 2005
                    Relating to the Offer to Purchase dated September 10, 2004, as Amended.*

               (33) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (34) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (35) Press release issued May 24, 2005.*

               (36) Letter from Stewart R. Horejsi to  stockholders of Neuberger
                    Berman Real Estate Income Fund Inc. dated May 24, 2005.*

               (37) Supplement  dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005.*

               (38) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (39) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (40) Press release issued September 13, 2005.*

               (41) Supplement  No. 2 dated  January  3,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.*

               (42) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (43) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (44) Press release issued January 3, 2006.*

               (45) Supplement  No.  3 dated  April  25,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.*

               (46) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (47) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (48) Press release issued April 25, 2006.*

               (49) Supplement  No. 4 dated  August  14,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.*

               (50) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (51) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (52) Press release issued August 14, 2006.*

               (53) Supplement  No. 5 dated  December  8, 2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.

               (54) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (55) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.

               (56) Press release issued December 8, 2006.

          (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable


 *  Previously filed.